As filed with the Securities and Exchange Commission on July 14, 2010
================================================================================
                                                    1933 Act File No. 333-161666
                                                     1940 Act File No. 811-22080

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-2

(Check appropriate box or boxes)

[ ]  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[ ]  Pre-Effective Amendment No. __
[X]  Post-Effective Amendment No. 3

and

[ ]  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
[X]  Amendment No. 7

                     First Trust Active Dividend Income Fund
          Exact Name of Registrant as Specified in Declaration of Trust

           120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187
 Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

                                (630) 765-8000
               Registrant's Telephone Number, including Area Code

                             W. Scott Jardine, Esq.
                           First Trust Portfolios L.P.
                        120 East Liberty Drive, Suite 400
                             Wheaton, Illinois 60187

  Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

                          Copies of Communications to:

                               Eric F. Fess, Esq.
                             Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement

---------------

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

This Post-Effective Amendment No. 3 will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933.

                                EXPLANATORY NOTE


         This Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-161666) of First Trust Active Dividend Income Fund (the "Registration Statement") is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the "Securities Act"), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 3 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 3 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 3 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.


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


                           PART C - OTHER INFORMATION

ITEM 25:  FINANCIAL STATEMENTS AND EXHIBITS

1.   Financial Statements:

         The Registrant's audited financial statements, notes to the financial statements and the report of independent public accounting firm thereon have been incorporated into Part B of the Registration Statement by reference to Registrant's Annual Report for the fiscal year ended November 30, 2009 contained in its Form N-CSR, as described in the statement of additional information.

2.   Exhibits:

a.   Declaration of Trust dated June 14, 2007.(1)

b.   By-Laws of Fund.*

c.   None.

d.   Form of Share Certificate.(3)

e.   Terms and Conditions of the Dividend Reinvestment Plan.(3)

f.   None.

g.1 Investment Management Agreement between Registrant and First Trust Advisors L.P.(3)

g.2 Sub-Advisory Agreement between Registrant, First Trust Advisors L.P. and Aviance Capital Management, LLC.(5)

h.1  Form of Underwriting Agreement.**

h.2  Sales Agreement.*

i.   None.

j.   Custodian Services Agreement between Registrant and PFPC Trust Company.(4)

k.1 Transfer Agency Services Agreement between Registrant and PNC Global Investment Servicing (U.S.) Inc.(4)

k.2 Administration and Accounting Services Agreement between Registrant and PNC Global Investment Servicing (U.S.) Inc.(4)

l.1  Opinion and consent of Chapman and Cutler LLP.*

l.2  Opinion and consent of Bingham McCutchen LLP.*

m.   None.

n.   Consent of Independent Registered Public Accounting Firm.*


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


o.   None.

p.   Subscription Agreement between Registrant and First Trust Advisors L.P.(3)

q.   None.

r.1  Code of Ethics of Registrant.(3)

r.2  Code of Ethics of First Trust Portfolios L.P.(3)

r.3  Code of Ethics of First Trust Advisors L.P.(3)

r.4  Code of Ethics of Aviance Capital Management, LLC.(3)

s.  Powers of Attorney.(4)

----------------------------

*    Filed herewith.

**   To be filed by post-effective amendment.

(1) Filed on June 15, 2007 in Registrant's Registration Statement on Form N-2 (File No. 333-143792) and incorporated herein by reference.

(2) Filed on June 24, 2007 in Registrant's Registration Statement on Form N-2 (File No. 333-143792) and incorporated herein by reference.

(3) Filed on September 20, 2007 in Registrant's Registration Statement on Form N-2 (File No. 333-143792) and incorporated herein by reference.

(4) Filed on September 1, 2009 in Registrant's Registration Statement on Form N-2 (File No. 333-161666) and incorporated herein by reference.

(5) Filed on March 11, 2010 in Registrant's Registration Statement on Form N-2 (File No. 333-161666) and incorporated herein by reference.


ITEM 26:  MARKETING ARRANGEMENTS

         Reference is made to the section entitled "Plan of Distribution" contained in Registrant's Prospectus, filed herewith as Part A of Registrant's Registration Statement and to information contained under the section entitled "Plan of Distribution" in any Prospectus Supplement to the Prospectus.

ITEM 27:  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

------------------------------------------------------------ -------------------
Securities and Exchange Commission Fees                      $ 1,900
------------------------------------------------------------ -------------------
Financial Industry Regulatory Authority, Inc. Fees           $ 5,500
------------------------------------------------------------ -------------------
Printing and Engraving Expenses                              $ 5,000
------------------------------------------------------------ -------------------
Legal Fees                                                   $ 200,000
------------------------------------------------------------ -------------------
Listing Fees                                                 $ --
------------------------------------------------------------ -------------------
Accounting Expenses                                          $ 18,000
------------------------------------------------------------ -------------------
Blue Sky Filing Fees and Expenses                            $ --
------------------------------------------------------------ -------------------
Miscellaneous Expenses                                       $ --
------------------------------------------------------------ -------------------
Total                                                        $ 230,400*
------------------------------------------------------------ -------------------

* These expenses will be borne by the Registrant unless otherwise specified in a prospectus supplement.


ITEM 28:  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

    Not applicable.


ITEM 29:  NUMBER OF HOLDERS OF SECURITIES

    At May 31, 2010

------------------------------------------------ -------------------------------
Title of Class                                   Number of Record Holders
------------------------------------------------ -------------------------------
Common Shares, $0.01 par value                   6,005
------------------------------------------------ -------------------------------

ITEM 30:  INDEMNIFICATION

         Section 9.5 of the Registrant's Declaration of Trust provides as follows:

         Indemnification and Advancement of Expenses. Subject to the exceptions and limitations contained in this Section 9.5, every person who is, or has been, a Trustee, officer or employee of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a "Covered Person"), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

         No indemnification shall be provided hereunder to a Covered Person to the extent such indemnification is prohibited by applicable federal law.

         The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person.

         Subject to applicable federal law, expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 9.5 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 9.5.

         To the extent that any determination is required to be made as to whether a Covered Person engaged in conduct for which indemnification is not provided as described herein, or as to whether there is reason to believe that a Covered Person ultimately will be found entitled to indemnification, the Person or Persons making the determination shall afford the Covered Person a rebuttable presumption that the Covered Person has not engaged in such conduct and that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

         As used in this Section 9.5, the words "claim," "action," "suit" or "proceeding" shall apply to all claims, demands, actions, suits, investigations, regulatory inquiries, proceedings or any other occurrence of a similar nature, whether actual or threatened and whether civil, criminal, administrative or other, including appeals, and the words "liability" and "expenses" shall include without limitation, attorneys' fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.


ITEM 31:  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISERS

The information in the Statement of Additional Information under the captions "Management of the Company--Directors and Officers" and "Sub-Advisor" is hereby incorporated by reference.


ITEM 32:  LOCATION OF ACCOUNTS AND RECORDS.

First Trust Advisors L.P. maintains the Declaration of Trust, By-Laws, minutes of trustees and shareholders meetings and contracts of the Registrant, all advisory material of the investment adviser, all general and subsidiary ledgers, journals, trial balances, records of all portfolio purchases and sales, and all other required records.


ITEM 33:  MANAGEMENT SERVICES

Not applicable.

ITEM 34:  UNDERTAKINGS

1. Registrant undertakes to suspend the offering of its shares until it amends its prospectus if (1) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.     Not applicable.

3.     Not applicable.

4. The Registrant undertakes (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
       Statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C; each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933, shall be deemed to be part of and included in this Registration Statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this Registration Statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is art of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use;

(e) that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

       The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:


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


(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933;

(2) the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.     The Registrant undertakes that:

a. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective; and

b. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

7. Upon each issuance of securities pursuant to this Registration Statement, the Registrant undertakes to file a form of prospectus and/or prospectus supplement pursuant to Rule 497 and a post-effective amendment to the extent required by the Securities Act of 1933 and the rules and regulations thereunder, including, but not limited to a post-effective amendment pursuant to Rule 462(c) or Rule 462(d) under the Securities Act of 1933.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Wheaton, and State of Illinois, on the 14th day of July, 2010.

                                        FIRST TRUST ACTIVE DIVIDEND INCOME FUND


                                        By: /s/ James A. Bowen
                                            -----------------------------------
                                            James A. Bowen, President

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

----------------------------------------  --------------------------------------  --------------------------------------
Signature                                 Title                                   Date
----------------------------------------  --------------------------------------  --------------------------------------
By:  /s/ James A. Bowen                   President, Chairman of the Board and    July 14, 2010
    -----------------------               Trustee (Principal Executive Officer)
    James A. Bowen
----------------------------------------  --------------------------------------  --------------------------------------
By:  /s/ Mark R. Bradley                  Chief Financial Officer and             July 14, 2010
    ------------------------              Treasurer (Principal Financial and
    Mark R. Bradley                       Accounting Officer)
----------------------------------------  --------------------------------------  --------------------------------------
Richard E. Erickson(1)                    Trustee  )
----------------------------------------  --------------------------------------  By:  /s/ W. Scott Jardine
Thomas R. Kadlec(1)                       Trustee  )                                   ----------------------
----------------------------------------  --------------------------------------       W. Scott Jardine
Robert F. Keith(1)                        Trustee  )                                   Attorney-In-Fact
----------------------------------------  --------------------------------------       July 14, 2010
Niel B. Nielson(1)                        Trustee  )
----------------------------------------  --------------------------------------  --------------------------------------

---------------
(1) Original powers of attorney authorizing James A. Bowen, W. Scott Jardine, Kristi A. Maher and Eric F. Fess to execute Registrant's Registration Statement, and Amendments thereto, for each of the trustees of the Registrant on whose behalf this Registration Statement is filed, were previously executed and filed and are incorporated by reference herein.

INDEX TO EXHIBITS

b.     By-Laws of Fund.

h.2    Sales Agreement.

l.1    Opinion and consent of Chapman and Cutler LLP.

l.2    Opinion and consent of Bingham McCutchen LLP.

n.     Consent of Independent Registered Public Accounting Firm.


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